Filed Pursuant to Rule 253(g)(2)

File No. 024-12098

SUPPLEMENT NO. 10 DATED AUGUST 5, 2025

MASTERWORKS VAULT 1, LLC

This Supplement No. 10 dated August 5, 2025 (this “Supplement”), supplements, and should be read in conjunction with, the offering circulars of Masterworks Vault 1, LLC (as amended and supplemented, each, an “Offering Circular” and, together, the “Offering Circulars”), originally filed on December 13, 2022, as amended by Amendment No. 1 filed on January 23, 2023, Amendment No. 2 filed on February 10, 2023, Amendment No. 3 filed on March 1, 2023, Amendment No. 4 filed on March 17, 2023, Amendment No. 5 filed on May 18, 2023, Post-Qualification Amendment No. 1 filed on May 25, 2023, Post-Qualification Amendment No. 2 filed on June 8, 2023, Post-Qualification Amendment No. 3 filed on June 15, 2023, Post-Qualification Amendment No. 4 filed on June 30, 2023, Post-Qualification Amendment No. 5 filed on August 1, 2023 and Post-Qualification Amendment No. 6 filed on August 15, 2023, Post-Qualification Amendment No. 7 filed on October 30, 2023, Post-Qualification Amendment No. 8 filed on November 7, 2023, Post-Qualification Amendment No. 9 filed on November 20, 2023, Post-Qualification Amendment No. 10 filed on January 23, 2024, Post-Qualification Amendment No. 11 filed on March 21, 2024, Post-Qualification Amendment No. 12 filed on May 1, 2024, Post-Qualification Amendment No. 13 filed on May 30, 2024, Post-Qualification Amendment No. 14 filed on July 31, 2024, Post-Qualification Amendment No. 15 filed on August 7, 2024, Post-Qualification Amendment No. 16 filed on September 18, 2024, Post-Qualification Amendment No. 17 filed on December 17, 2024, Post-Qualification Amendment No. 18 filed on January 24, 2025, Post-Qualification Amendment No. 19 filed on February 11, 2025, Post-Qualification Amendment No. 20 filed on February 26, 2025, Post-Qualification Amendment No. 21 filed on April 11, 2025, Post-Qualification Amendment No. 22 filed on June 23, 2025 and Post-Qualification Amendment No. 23 filed on July 10, 2025. This Supplement should be read in conjunction with the Offering Circulars (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement, capitalized terms used in this Supplement shall have the same meaning as set forth in the Offering Circulars. Except as set forth in this Supplement, the Offering Circulars remain unchanged.

The purpose of this Supplement is to disclose certain changes to the Offering Circulars relating to the Artwork and Artist Metrics. Particularly, the Masterworks public sale database has been updated as of June 30, 2025. Accordingly, the Sharpe Ratio, Record Price Appreciation, Median Repeat Sale Pair Appreciation and Artist Market Profile for each relevant artist listed in the “Description of Business - Artist Metrics” section of the Offering Circulars has been updated, as applicable, as shown below.

“Sharpe Ratio”

Artist	Sharpe Ratio
Banksy	1.23
Ernie Barnes	N/A
Jean-Michel Basquiat	0.96
Alighiero Boetti	1.49
Cecily Brown	1.19
Alex Katz	0.45
Henry Taylor	N/A
Andy Warhol	0.43
Lynette Yiadom-Boakye	N/A

Record Price Appreciation

Artist	Compound Annual Growth Rate (“CAGR”)	First Record Price	First Record Price Date	Last Record Price	Last Record Price Date
Banksy	56.5%	$1,591	November 18, 2003	$25,475,922	June 30, 2025
Ernie Barnes	32.2%	$1,656	October 25, 1992	$15,275,000	June 30, 2025
Jean-Michel Basquiat	28.2%	$4,560	November 2, 1984	$110,487,500	June 30, 2025
Alighiero Boetti	24.5%	$2,520	April 29, 1988	$8,827,100	June 30, 2025
Cecily Brown	19.2%	$90,000	November 13, 2000	$6,776,200	June 30, 2025
Alex Katz	12.4%	$33,600	May 9, 1984	$4,152,918	June 30, 2025
Henry Taylor	37.9%	$8,125	September 12, 2007	$2,480,000	June 30, 2025
Andy Warhol	26.9%	$10,800	May 10, 1984	$195,040,000	June 30, 2025
Lynette Yiadom-Boakye	38.0%	$83,905	October 17, 2013	$3,633,912	June 30, 2025

Median Repeat Sale Pair Appreciation

Artist	Median Repeat Sale Pair Appreciation Rate	Number of Repeat Sales	First Repeat Sale Pair Date	Last Repeat Sale Pair Date
Banksy	14.2%	32	February 7, 2007	March 6, 2025
Ernie Barnes	N/A	N/A	N/A	N/A
Jean-Michel Basquiat	16.7%	103	May 8, 1996	May 14, 2025
Alighiero Boetti	14.4%	35	December 8, 1999	October 19, 2024
Cecily Brown	17.1%	38	November 14, 2000	March 5, 2025
Alex Katz	7.4%	43	October 10, 1996	May 15, 2025
Henry Taylor	N/A	N/A	N/A	N/A
Andy Warhol	7.3%	388	February 22, 1996	May 16, 2025
Lynette Yiadom-Boakye	N/A	N/A	N/A	N/A

Artist Market Profiles

Artist	Artist Market Profiles
Banksy	Established
Ernie Barnes	Mature
Jean-Michel Basquiat	Mature
Alighiero Boetti	Mature
Cecily Brown	Established
Alex Katz	Established
Henry Taylor	Emerging
Andy Warhol	Mature
Lynette Yiadom-Boakye	Emerging